April 28, 2005


Mail Stop 0408

By U.S. Mail and facsimile to (704) 983-1308

Christopher F. Cranford
Chief Financial Officer
South Street Financial Corp.
155 West South Street
Albemarle, North Carolina  28001

Re:	South Street Financial Corp.
      Form 10-KSB for the period ended December 31, 2004
	File No.  000-21083

Dear Mr. Cranford:


      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Annual Report

Report of Independent Registered Public Accounting Firm - page 12

1. Please amend your December 31, 2004 Form 10-KSB to include a signed audit opinion. Please refer to Item 2.02 (a)(2) of Regulation
S-X.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 824-
5698
or me at (202) 942-1783 with any other questions.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Christopher F Cranford, Chief Financial Officer
South Street Financial Corp.
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